

November 7, 2023

Liliia Havrykh
Chief Executive Officer
IMA Tech Inc.
34 N Franklin Ave 687
Pinedale, WY 82941

> **Re: IMA Tech Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 27, 2023**
> **File No. 333-273283**

Dear Liliia Havrykh:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 18, 2023 letter.

Form S-1/A filed October 27, 2023

Our Company, page 9

1. We note your response to prior comment 1. Please provide a more complete discussion regarding the development of your codebase, including whether you entered into any material agreements with external developers and the terms of those agreements, quantify the costs for the periods presented, and file the agreements as exhibits, or tell us why it is not required. In addition, to the extent true, clarify that the company has limited control over the open-source software used and provide corresponding risk factor disclosure as appropriate.

Liliia Havrykh
IMA Tech Inc.
November 7, 2023
Page 2

       Please contact Joyce Sweeney at 202-551-3449 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert Zepfel